Mail Stop 4561

May 19, 2008

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation
750 Washington Blvd.
Stamford, Connecticut 06901

> **Re:** **The Student Loan Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 1-11616**

Dear Mr. McHugh:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management's Discussion and Analysis, page 2

1.   In both the last 2 quarters of 2007 and in the first quarter of 2008, your volume of securitizations has declined, even as your loan disbursements have remained comparable to prior periods. The impact appears to be more loans held on your balance sheet and a greater utilization of your credit line with CBNA. Please revise your disclosure in future filings to discuss the impact of your decline in securitization activity, including management's assessment of the extent to which

Daniel P. McHugh
The Student Loan Corporation
May 19, 2008
Page 2

the company can continue to originate additional loans if your securitization
volume remains well below your historical experience.

Risk Factors, page 27

2.   Please revise your risk factor section in its entirety in future filings to conform to
the instructions in Item 1A of Form 10-K. Each material risk should be
individually discussed with a separate subheading that adequately describes the
risk. See Item 503(c) of Regulation S-K.

Notes to Consolidated Financial Statements

15. Fair Value (SFAS 156, 157 and 159), page 62

3.   We note that the net unrealized gains presented in the table on page 63 include
both accreted interest and other unrealized gains. Please revise future filings to
clearly disclose the amount of total gains or losses included in earnings, or
changes in net assets, that are specifically attributable to *changes in the fair value*
of your residual interests in securitized loans and other assets. Please refer to
SFAS 157 paragraph 32 (c) and SFAS 159 paragraph 19 (a).

*   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

Daniel P. McHugh
The Student Loan Corporation
May 19, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 with any other questions.

Sincerely,

Angela Connell
Reviewing Accountant